Exhibit 12.3

Dominion Gas Holdings, LLC

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2015	Twelve Months Ended September 30, 2015	2014	2013	2012	2011	2010
Earnings, as defined:
Income from continuing operations before income tax expense	$590	$841	$846	$762	$747	$549	$1,601
Distributed income from unconsolidated investees, less equity in earnings	1	7	(1)	(2)	2	2	(4)
Fixed charges included in income	61	73	39	43	65	64	76

Total earnings, as defined	$652	$921	$884	$803	$814	$615	$1,673

Fixed charges, as defined:
Interest charges	$53	$62	$28	$30	$51	$51	$65
Rental interest factor	8	11	11	13	14	13	11

Total fixed charges, as defined	$61	$73	$39	$43	$65	$64	$76

Ratio of Earnings to Fixed Charges	10.69	12.62	22.67	18.67	12.52	9.61	22.01